                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          VOCALTEC COMMUNICATIONS LTD.
                          ----------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.13 per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   M97601-10-4
                  ---------------------------------------------
                                 (CUSIP Number)

   David J. Schwartz, Esq.                     Martha D. Vorlicek
   Debevoise & Plimpton LLP                    HarbourVest Partners, LLC
   919 Third Avenue                            One Financial Center
   New York, NY 10022                          Boston, MA  02111
   (212) 909-6000                              (617) 348-3707
              -------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                  May 25, 2006
                              ---------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 10
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(1) Names of Reporting Persons                         HarbourVest Partners, LLC
    I.R.S. Identification                              04-3335829
    Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2) Check the Appropriate Box                          (a)_________________
    if a Member of a Group                             (b)_________________

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds                                    00

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6) Citizenship or Place of
    Organization                                       Delaware

--------------------------------------------------------------------------------
Number of Shares     (7)  Sole Voting Power
Beneficially Owned        1,218,444
by Each Reporting
Person With          ---------------------------------
                     (8)  Shared Voting Power
                          -0-

                     ---------------------------------
                     (9)  Sole Dispositive Power
                          1,218,444

                     ---------------------------------
                     (10) Shared Dispositive Power
                          -0-

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                    1,218,444

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row 11                                    24.4%

--------------------------------------------------------------------------------
(14) Type of Reporting Person                               IA

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                                  Page 2 of 10

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(1)  Names of Reporting Persons                         D. Brooks Zug
     I.R.S. Identification
     Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box                          (a)__________________
     if a Member of a Group                             (b)__________________

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds                                    00

--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of
     Organization                                       USA

--------------------------------------------------------------------------------
Number of Shares     (7)  Sole Voting Power
Beneficially Owned        -0-
by Each Reporting
Person With          ----------------------------------
                     (8)  Shared Voting Power
                          1,218,444
                     ----------------------------------
                     (9)  Sole Dispositive Power
                          -0-
                     ----------------------------------
                     (10) Shared Dispositive Power
                          1,218,444

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                     1,218,444

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row 11                                     24.4%

--------------------------------------------------------------------------------
(14) Type of Reporting Person                                IN

--------------------------------------------------------------------------------

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(1)  Names of Reporting Persons                         Edward W. Kane
     I.R.S. Identification
     Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box                          (a)_________________
     if a Member of a Group                             (b)_________________

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds                                    00

--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of
     Organization                                       U.S.A.

--------------------------------------------------------------------------------
Number of Shares     (7)  Sole Voting Power
Beneficially Owned        -0-
by Each Reporting
Person With          ----------------------------------
                     (8)  Shared Voting Power
                          1,218,444

                     ----------------------------------
                     (9)  Sole Dispositive Power
                          -0-

                     ----------------------------------
                     (10) Shared Dispositive Power
                          1,218,444

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                     1,218,444

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row 11                                     24.4%

--------------------------------------------------------------------------------
(14) Type of Reporting Person                                IN

--------------------------------------------------------------------------------

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(1)  Names of Reporting Persons                         HIPEP III-Direct
                                                        Associates L.L.C.
     I.R.S. Identification                              04-3402912
     Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box                          (a)________________
     if a Member of a Group                             (b)________________

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds                                    00

--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of
     Organization                                       Delaware

--------------------------------------------------------------------------------
Number of Shares     (7)  Sole Voting Power
Beneficially Owned        -0-
by Each Reporting
Person With          ----------------------------------
                     (8)  Shared Voting Power
                          1,218,444
                     ----------------------------------
                     (9)  Sole Dispositive Power
                          -0-
                     ----------------------------------
                     (10) Shared Dispositive Power
                          1,218,444

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                     1,218,444

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row 11                                     24.4%

--------------------------------------------------------------------------------
(14) Type of Reporting Person                                00

--------------------------------------------------------------------------------

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(1)  Names of Reporting Persons                        HarbourVest International
                                                       Private Equity Partners
                                                       III-Direct Fund L.P.
     I.R.S. Identification                             04-3402925
     Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box                         (a)______________
     if a Member of a Group                            (b)______________

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds                                   00

--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of
     Organization                                      Delaware

--------------------------------------------------------------------------------
Number of Shares     (7)  Sole Voting Power
Beneficially Owned        -0-
by Each Reporting
Person With          ---------------------------------
                     (8)  Shared Voting Power
                          1,218,444
                     ---------------------------------
                     (9)  Sole Dispositive Power
                          -0-
                     ---------------------------------
                     (10) Shared Dispositive Power
                          1,218,444

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                    1,218,444

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
(13) Percent of Class Represented
     by Amount in Row 11                                    24.4%

--------------------------------------------------------------------------------
(14) Type of Reporting Person                               PN

--------------------------------------------------------------------------------

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                       CONTINUATION PAGES TO SCHEDULE 13D

        This Amendment No. 1 to the Statement on Schedule 13D, is filed by HarbourVest Partners, LLC ("HarbourVest"), D. Brooks Zug ("Zug"), Edward W. Kane ("Kane"), HIPEP III-Direct Associates L.L.C. ("HIPEP III Associates") and HarbourVest International Private Equity Partners III-Direct Fund L.P. ("HIPEP III Fund") (together the "Reporting Persons"), relating to the Ordinary Shares, par value New Israeli Shekel $0.13 per share (the "Stock") of VocalTec Communications Ltd., a public company organized under the laws of the State of Israel (the "Company"), and supplements and amends the Statement on Schedule 13D originally filed by each of the Reporting Persons on December 5, 2005. Items 3, 4, 5 and 7 are hereby supplemented and restated.

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 is hereby supplemented by adding the following:

        On May 25, 2006, pursuant to a Purchase Agreement, dated May 18, 2006, between the Company and HIPEP III Fund (the "Purchase Agreement"), HIPEP III Fund purchased 220,000 unregistered shares of the Company's Stock and a Warrant to purchase additional shares of the Company's Stock. The Warrant becomes exercisable on November 18, 2006 and expires on May 17, 2011 and grants HIPEP III Fund the right to purchase up to 88,000 shares of the Company's Stock at an exercise price of $7.9005 per share, subject to adjustment in accordance with the terms of the Warrant (the "Warrant"). The aggregate cost of the purchase of the 220,000 unregistered shares of the Company's Stock and Warrant was $1,209,120 (the "Purchase"), the source of which was HIPEP III Fund's working capital. See Item 5(c) below.

        All references to, and summaries of, the Purchase Agreement and Warrant in this Schedule 13D are qualified in their entirety by reference to such documents, forms of which are filed as Exhibits 4 and 5 hereto, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction:

        Item 4(e) is hereby restated in its entirety as follows:

        The Reporting Persons acquired the Company's Stock and Warrant for investment purposes during the ordinary course of business. However, the Company's business and industry and the ownership of its Stock will be continuously evaluated. Depending upon ongoing evaluations of prevailing market conditions, other investment opportunities, liquidity requirements of HIPEP III Fund, or other investment considerations HIPEP III Fund deems material, HIPEP III Fund may from time to time acquire or dispose of the Company's Stock in open market or privately negotiated transactions.

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        Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in
Item 4(a) through (d) and (f) through (j) of Schedule 13D under Rule 13d-1(a).

        With respect to Item 4(e), pursuant to the Purchase Agreement, the Company shall as soon as practicable, but in no event later than ten business days following the closing of the Purchase, prepare and file with the Securities and Exchange Commission (the "Commission"), a registration statement on Form F-3 (the "Registration Statement") relating to the resale of the Common's Stock and the shares issuable upon exercise of the Warrant. In addition, the Company shall maintain the effectiveness of the Registration Statement until the earlier of
(i) two years after the effective date of the Registration Statement, (ii) such time as all of the Registrable Securities have been sold pursuant to the Registration Statement, or (iii) the date on which the Shares may be resold by the Purchasers without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect. See form of Purchase Agreement attached hereto as Exhibit 4.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby restated in its entirety to read as follows:

      (a) HarbourVest, as the result of its position as the sole managing member of HIPEP III Associates, Zug and Kane, as the result of their positions as senior managing directors of HarbourVest, HIPEP III Associates, as the result of its position as the sole general partner of HIPEP III Fund, and HIPEP III Fund as record and ultimate owner of the Company's Stock, each may be deemed to beneficially own 1,218,444 shares of the Company's Stock (including 220,000 unregistered shares of the Company's Stock and assuming exercise of the Warrant to acquire 88,000 shares of the Company's Stock), or 24.4% of Company Stock currently outstanding (based on 4,688,671 shares of Stock outstanding as of May 18, 2006, as disclosed to the Reporting Persons by the Company in the form of Purchase Agreement attached hereto as Exhibit 4).

      HarbourVest, HIPEP III Associates, Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own, except to the extent of their pecuniary interests therein.

      (b) HarbourVest, as the result of its position as the sole managing member of HIPEP III Associates, may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,218,444 shares of the Company's Stock (including 220,000 unregistered shares of the Company's Stock and assuming exercise of the Warrant to acquire 88,000 shares of the Company's Stock) held by HIPEP III Fund.

      Kane and Zug, as the result of their positions as senior managing directors of HarbourVest, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of 1,218,444 shares of the Company's Stock (including 220,000 unregistered shares of the Company's Stock and assuming exercise of the Warrant to acquire 88,000 shares of the Company's Stock) held by HIPEP III Fund.

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            HIPEP III Associates, as the sole general partner of HIPEP III Fund, and HIPEP III Fund, as record and ultimate owner of the Company's Stock, may be deemed to share power to vote or direct the vote of and to dispose of or to direct the disposition of 1,218,444 shares of the Company's Stock (including 220,000 unregistered shares of the Company's Stock and assuming exercise of the Warrant to acquire 88,000 shares of the Company's Stock) held by HIPEP III Fund.

            (c) On May 25, 2006, pursuant to the Purchase Agreement, HIPEP III Fund acquired 220,000 unregistered shares of the Company's Stock at $5.496 per share and a Warrant to acquire an additional 88,000 shares of the Company's Stock. See Item 3 above.

            (d) Not applicable.

            (e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 3.  Joint Filing Agreement, dated May 26, 2006.

Exhibit 4. Form of Purchase Agreement between HarbourVest International Private Equity Partners III-Direct Fund L.P., incorporated herein by reference to Exhibit 2 to Form 6-K filed with the Securities and Exchange Commission by VocalTec Communications Ltd. on May 25, 2006.

Exhibit 5. Form of Warrant, incorporated herein by reference to Exhibit 3 to Form 6-K filed with the Securities and Exchange Commission by VocalTec Communications Ltd. on May 25, 2006.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2006

                                         HARBOURVEST PARTNERS, LLC

                                         By: /s/ Martha D. Vorlicek
                                         ---------------------------------------
                                         Name: Martha D. Vorlicek
                                         Title: Managing Director

                                         /s/ Edward W. Kane
                                         ---------------------------------------
                                         Edward W. Kane

                                         /s/ D. Brooks Zug
                                         ---------------------------------------
                                         D. Brooks Zug

                                         HIPEP III-DIRECT ASSOCIATES L.L.C.
                                         By:  HARBOURVEST PARTNERS, LLC
                                         Its Managing Member

                                         By: /s/ Martha D. Vorlicek
                                         ---------------------------------------
                                         Name: Martha D. Vorlicek
                                         Title: Managing Director

                                         HARBOURVEST INTERNATIONAL
                                         PRIVATE EQUITY PARTNERS III-DIRECT
                                         FUND L.P.

                                         By: HIPEP III-DIRECT ASSOCIATES L.L.C.
                                         Its General Partner
                                         By: HARBOURVEST PARTNERS, LLC
                                         Its Managing Member

                                         By: /s/ Martha D. Vorlicek
                                         ---------------------------------------
                                         Name: Martha D. Vorlicek
                                         Title: Managing Director